Exhibit 4.1

INDUSTRIAL PROPERTY TRUST INC.

Third Amended and Restated Share Redemption Program

As Adopted by the Board of Directors, effective January 8, 2020

Definitions

Company — Shall mean Industrial Property Trust Inc. or its successor. The Company may be referred to as “we” or “our” within the context of this document.

Operating Partnership — Shall mean Industrial Property Operating Partnership LP.

Operating Partnership Agreement — Shall mean the Limited Partnership Agreement of the Operating Partnership, as amended from time to time.

OP Units — Shall mean limited partnership interests in the Operating Partnership.

Third Amended and Restated Share Redemption Program

Our share redemption program is available solely in connection with the death of a stockholder in accordance with the procedures outlined below, subject to certain conditions and limitations described below and applicable law. At the time that a request for redemption is submitted, we may, subject to the conditions and limitations described below, redeem the shares of our common stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption. There is no fee in connection with a redemption of shares of our common stock. The share redemption program will be immediately terminated if a secondary market is otherwise established or if the aggregate amount of redemption proceeds paid under this share redemption program (as amended and restated effective January 8, 2020) equals $1.0 million.

In the event of the death of a stockholder, the deceased stockholder’s shares will be redeemed at a price equal to the estimated net asset value per share most recently announced by the Company in a public filing with the Securities and Exchange Commission (the “Commission”) as of the Applicable Quarter End (defined below); provided, however, that any such redemption request with respect to the death of a stockholder must be submitted to us within 18 months after the date of death, as further described below. Our board of directors reserves the right in its sole discretion at any time and from time to time to (a) reject any request for redemption for any reason or (b) reduce the amount of our common stock allowed to be redeemed under the share redemption program.

We are not obligated to redeem shares of our common stock under the share redemption program. We presently intend to cap the aggregate amount of shares to be redeemed such that redemption proceeds paid under the share redemption program shall not exceed $1.0 million (the “Aggregate Redemption Cap”).

Our board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension or termination of the share redemption program is in the best interest of our stockholders. Any amendment, suspension or termination of the share redemption program will not affect the rights of holders of OP Units to cause us to redeem their OP Units for, at our sole discretion, shares of our common stock, cash, or a combination of both pursuant to the Operating Partnership Agreement. If our board of directors decides to materially amend, suspend or terminate the share redemption program, we will provide stockholders with prompt written notice, which we will provide by filing a Current Report on Form 8-K with the Commission. Therefore, you may not have the opportunity to make a redemption request prior to any potential suspension, amendment or termination of our share redemption program.

We intend to redeem shares of our common stock quarterly under the program. All requests for redemption must be made in writing and received by us at least 15 days prior to the end of the applicable quarter (the “Applicable Quarter End”). Redemption requests may be withdrawn in whole or in part by submitting a request in writing that is received by us at any time up to three business days prior to the Applicable Quarter End.

We cannot guarantee that the funds set aside for the share redemption program will be sufficient to accommodate all requests made. In the event that the total amount of shares requested for redemption exceeds the Aggregate Redemption Cap, we plan to redeem the shares of our common stock on a pro rata basis until the Aggregate Redemption Cap is reached and then our share redemption program will automatically terminate. However, such determinations regarding our share redemption program will not affect any determinations that may be made by our board of directors regarding requests by holders of OP Units for redemption of their OP Units pursuant to the Operating Partnership Agreement.

We will determine whether to approve redemption requests no later than 15 days following the Applicable Quarter End, which we refer to as the “Redemption Determination Date.” No later than three business days following the Redemption Determination Date, we will pay the redemption price in cash for shares approved for redemption and/or, as necessary, will notify each stockholder in writing if the stockholder’s redemption request was not honored in whole or in part.

Moreover, all shares of our common stock requested to be repurchased must be beneficially owned by the stockholder of record’s estate, heir or beneficiary, or the party requesting the repurchase must be authorized to do so by the stockholder of record’s estate, heir or beneficiary, and such shares of common stock must be fully transferable and not subject to any liens or encumbrances. In certain cases, we may ask the requesting party to provide evidence satisfactory to us that the shares requested for repurchase are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to redeem any shares subject to the lien.

As set forth above, we will redeem shares upon the death of a stockholder who is a natural person, subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 18 months after the death of the stockholder. Such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to redeem the shares may be made if either of the registered holders dies. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.

Shares of our common stock approved for redemption on the Redemption Determination Date will be redeemed by us under the share redemption program effective as of the Applicable Quarter End and will return to the status of authorized but unissued shares of common stock. We will not resell such shares of common stock to the public unless they are first registered with the Commission under the Securities Act of 1933, as amended, and under appropriate state securities laws or otherwise sold in compliance with such laws.

The federal income tax consequences of having shares redeemed pursuant to our share redemption program will vary depending upon the requesting parties’ particular circumstances, and they are urged to consult their own tax advisors regarding the specific tax consequences to them of participation in the share redemption program.